FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2020

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news
2.	News Release

Item 1

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

 IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

This has reference to our earlier letter dated March 31, 2020.

Pursuant to Regulation 29 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, we wish to inform you that the Board of Directors of the Bank will, inter alia, consider the approval of the audited financial results for the quarter and year ended March 31, 2020 at its Meeting to be held on Saturday, May 9, 2020, in Mumbai.

The above intimation will be published in the newspapers vide enclosed news release being issued today and will also be uploaded on the Bank’s website at www.icicibank.com.

RBI vide its circular (RBI/2019-20/218 DOR.BP.BC.No.64/21.02.067/2019-20) dated April 17, 2020, has directed that banks shall not make any further dividend payouts from the profits pertaining to the financial year ended March 31, 2020 until further instructions. Accordingly, the Board of Directors will not recommend any dividend for the year ended March 31, 2020.

Pursuant to the provisions of the SEBI (Prohibition of Insider Trading) Regulations, 2015, the Trading Window for Designated Persons including Directors will remain closed till May 11, 2020.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Item 2

ICICI Bank Limited CIN: L65190GJ1994PLC021012 ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	May 1,2020

Board Meeting for approval of Financial Results

The Board of Directors of ICICI Bank Limited will, inter alia, consider the approval of the audited financial results for the quarter and year ended March 31, 2020 at its forthcoming Meeting to be held on Saturday, May 9, 2020, in Mumbai.

Certain statements in this release relating to a future period of time (including inter alia concerning our future business plans or growth prospects) are forward-looking statements intended to qualify for the 'safe harbor' under applicable securities laws including the US Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. These risks and uncertainties include, but are not limited to statutory and regulatory changes, international economic and business conditions; political or economic instability in the jurisdictions where we have operations, increase in non-performing loans, unanticipated changes in interest rates, foreign exchange rates, equity prices or other rates or prices, our growth and expansion in business, the adequacy of our allowance for credit losses, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks, changes in India’s sovereign rating, as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. Any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of the date of this release. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov.

For further press queries please call Sujit Ganguli/Kausik Datta at 91-22-2653 8525 /91-22-2653 7026 or email:  corporate.communications@icicibank.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date: May 1, 2020	By:	/s/ Prashant Mistry
Name: Prashant Mistry Title: Chief Manager